Exhibit 21.1

Subsidiaries of Nxu, Inc.

The following sets forth the only subsidiary of the registrant and its jurisdiction of incorporation as of April 17, 2023. This subsidiary is directly and wholly owned by the registrant.

Name of Subsidiary	Jurisdiction of Organization
Atlis Merger Sub Inc.	Delaware